SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN MARCH 29, 2005 AND APRIL 20, 2005

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑                    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-1.1 PRESS RELEASE DATED MARCH 29, 2005
EX-1.2 PRESS RELEASE DATED APRIL 5, 2005
EX-1.3 PRESS RELEASE DATED APRIL 6, 2005
EX-1.4 PFIC ANNUAL INFORMATION STATEMENT
EX-1.5 PRESS RELEASE DATED APRIL 19, 2005
EX-1.6 PRESS RELEASE DATED APRIL 20, 2005
EX-1.7 PRESS RELEASE DATED APRIL 20, 2005

EXHIBITS

Exhibit	Description
1.1	Press Release dated March 29, 2005
CDC Software Asia Pacific Subsidiary Attains Microsoft Gold Certified Partner Status in Hong Kong

1.2	Press Release dated April 5, 2005
chinadotcom Announces Management Changes At Pivotal

1.3	Press Release dated April 6, 2005
Pivotal Web Event Features MarketingSherpa and Road Runner

1.4	chinadotcom PFIC Annual Information Statement to shareholders dated April 12, 2005

1.5	Press Release dated April 19, 2005
Pivotal Joins Microsoft on the Get Ready for SQL Server 2005 Roadshow

1.6	Press Release dated April 20, 2005
chinadotcom announces adjournment of Extraordinary General Meeting until April 27, 2005

1.7	Press Release dated April 20, 2005
WCI Communities Markets New Homes, Mortgages, Real Estate and Amenities Using Pivotal

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005

CHINADOTCOM CORPORATION
By:	/s/ Keith Oliver
Keith Oliver
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated March 29, 2005
CDC Software Asia Pacific Subsidiary Attains Microsoft Gold Certified Partner Status in Hong Kong

1.2	Press Release dated April 5, 2005
chinadotcom Announces Management Changes At Pivotal

1.3	Press Release dated April 6, 2005
Pivotal Web Event Features MarketingSherpa and Road Runner

1.4	chinadotcom PFIC Annual Information Statement to shareholders dated April 12, 2005

1.5	Press Release dated April 19, 2005
Pivotal Joins Microsoft on the Get Ready for SQL Server 2005 Roadshow

1.6	Press Release dated April 20, 2005
chinadotcom announces adjournment of Extraordinary General Meeting until April 27, 2005

1.7	Press Release dated April 20, 2005
WCI Communities Markets New Homes, Mortgages, Real Estate and Amenities Using Pivotal